Exhibit 99.1

Vision Marine Technologies Receives Initial E-Motion Propulsion System Purchase Order from Groupe Beneteau

Continuous Purchase Orders to be updated monthly on a rolling quarterly basis

Montreal, Canada, December 15, 2022 -- Vision Marine Technologies, Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global leader and innovator within the performance electric recreational boating industry, has received an initial purchase order from Groupe Beneteau (BEN-Euronext) (“Beneteau”) of 25 E-Motion™ 180E outboard and powertrain systems. In addition, at the beginning of each month, Beneteau will provide Vision Marine a quarterly rolling forecast, which shall include additional quantities through a purchase order for the outboard and powertrain systems.

The commitment from Beneteau commenced by entering into a formal Supplier Agreement with Vision Marine, which was announced on December 13, 2022. With this initial purchase order, Beneteau will provide an eco-responsible alternative propulsion solution to its consumers.

Vision Marine and Beneteau will jointly market the groundbreaking Four Winns H2e to Beneteau’s dealer network, which includes 72 dealers in the United States, and 400 worldwide, on five continents. The H2e is the first purpose built fully electric runabout available to the market. Four Winns will showcase the H2e and associated technology at the Paris Boat Show, December 3-10, 2022, ahead of the ultimate formal introduction of this innovative new model at the Miami International Boat Show, to be held February 16-20, 2023.

"This initial order sets an important commercial milestone and reflects not only the value, but also the trust Beneteau places in our innovative technology, as we expand fully electric propulsion systems globally across Beneteau’s formidable portfolio of brands,” stated Alex Mongeon, co-founder & CEO of Vision Marine.

This initial order clearly cements Beneteau’s position as an innovative pioneer, with a clear focus on sustainable and decarbonized boating, as well as a greatly enhanced customer experience. The partnership in place with Vison Marine will enable Beneteau to offer eco-responsible alternative propulsion solutions adapted for its models by 2030, in order to fulfill Beneteau’s recently announced mandate to do so.

The world’s most powerful electric powertrain, the 180E electric outboard engine, powers the Four Winns H2e, offering top speed of approximately 35 knots (40mph), as well as rapid acceleration and precise handling. There is presently nothing like it on a commercial scale available to OEMs or consumers.

The system consists of two custom high voltage, high density 700v battery packs, complete with a fully integrated and powerful onboard charger that can be plugged into any dock shore power system for quick recharging. With an advanced 70kw battery pack, the H2e has the power and autonomy to cruise all day.

Additionally, the H2e features the first ever smart “adaptive” digital console designed, specifically for the marine industry. A complete dual touch screen display allows the boater direct connectivity to entertainment controls, phone connection, and an advanced navigation system. H2e boaters will also have access to an automatic logbook providing trip history, battery status, security, and even weather forecasts.

The sleek lines, elegant look, and unparalleled performance and quietness of the groundbreaking Vision Marine electric propulsion system enhances the classic look of the iconic Four Winns bowrider, adding a modern touch to the boat.

About Four Winns

For almost 50 years, Four Winns has been building its international reputation as a manufacturer of refined and sophisticated open boats, easily customizable to meet the needs and desires of boat owners worldwide. Four Winns continues to be the American timeless reference in boat building. Founded in Cadillac, Michigan, its iconic image serves as a basis to consistently evolve products and features across all markets by developing style icons perfectly shaped with a love for details. With a deep commitment to a carefree, instinctive boating experience, Four Winns strives to exceed in comfort, convenience, and operation ease – a true reward as soon as one steps on board.

About Groupe Beneteau

A global market leader, Groupe Beneteau, thanks to its Boat Division’s 11 brands, offers nearly 180 recreational boat models serving its customers’ diverse navigational needs and uses, from sailing to motorboating, monohulls and catamarans. Through its Boating Solutions division, the Group is also present in the charter, boat club, marina, digital and financing sectors. Leading the European leisure homes market, the three brands from the Group’s Housing division offer a comprehensive range of leisure homes, lodges and pods that combine eco-design with high standards of quality, comfort, and practicality. With its international industrial capabilities and global sales network, the Group employs 7,600 people, primarily in France, the US, Poland, Italy, Portugal, and China.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits of the supplier agreement with Beneteau, the benefits of the purchase order with Beneteau, the launch of the Four Winns H2e, future plans with the Beneteau brand portfolio, the integration of its electric powertrains, and the expected commercial launch of its products, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

www.visionmarinetechnologies.com